German American Bancorp, Inc.
711 Main Street
Jasper, IN 47546

November 22, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Attention: Ms. Lory Empie

Re:	German American Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 1, 2019
Form 10-Q for the Quarterly Period Ended September 30, 2019
Filed November 8, 2019
File No. 001-15877

Ladies and Gentlemen:

German American Bancorp, Inc., an Indiana corporation (the “Company”), is submitting this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 14, 2019 (the “Comment Letter”) with respect to the filings listed above.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Notes to Consolidated Financial Statements
Note 15 – Business Combinations, page 41

1.
We note that you completed the acquisitions of Citizens First Corporation (“Citizens First”) on July 1, 2019, as disclosed on page 41 of your Form 10-Q, and of First Security, Inc. (“First Security”) on October 15, 2018, as disclosed on page 88 of your Form 10-K for the fiscal year ended December 31, 2018. However, it is not clear where you have disclosed all the information required by ASC 805 for these acquisitions, such as the amounts of post-acquisition revenues and earnings or supplemental pro forma revenues and earnings required by ASC 805-10-50-2(h). In your future filings, please revise to disclose all information required by ASC 805-10-50 for these acquisitions or tell us why you do not think it is required.

Although we included information relating to the assets and liabilities recorded in connection with these acquisitions in compliance with ASC 805, we did not include information related to post-acquisition revenues and earnings during the relevant period. As requested, we commit to including such information in future filings in accordance with ASC 805-10-50.

* * * * *

Please do not hesitate to contact me by telephone at (812) 482-1314 with any questions or comments regarding this correspondence.

Sincerely,

/s/Bradley M. Rust
Bradley M. Rust
Executive Vice President and CFO